Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Unico American Corporation and subsidiaries:

We consent to the incorporation by reference in the registration statement (No. 333-101482 and 176206) on Form 10-K of Unico American Corporation and subsidiaries of our report dated April 2, 2018, with respect to the consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and all related financial statement schedules, which report appears in the December 31, 2017 and 2016 annual report on Form 10-K of Unico American Corporation and subsidiaries.

/s/ JLK Rosenberger, LLP

Glendale, CA
April 2, 2018